Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO Announces Executive Appointment

TORONTO, CHICAGO, April 20, 2023 – BMO today announced the appointment of Darrel Hackett as U.S. Chief Executive Officer of BMO Financial Group, President & CEO of BMO Harris Bank N.A., and CEO of BMO’s U.S. holding company, BMO Financial Corp. (BFC). Mr. Hackett will report to Chief Executive Officer Darryl White, join the bank’s Executive Committee, and will chair the U.S. Management Committee. His appointment is effective June 1, 2023.

Joining BMO in 2004, among several leadership roles at BMO and in the community, Mr. Hackett has served BMO’s clients as the leader of the bank’s U.S. Business Banking group, as Head of the bank’s North American Integrated Channels team, and most recently as President of BMO Wealth Management – U.S., leading a team of wealth management professionals across the country.

“As our U.S. CEO, Darrel’s track record of dedication to our clients’ success, extensive community leadership, and commitment to making progress for the elimination of barriers to inclusion will be key to the continued success of BMO U.S.,” said Darryl White, CEO of BMO Financial Group. “Darrel is a purpose-driven, high performing and client focused leader and I am excited to work with him in this new role as Team BMO continues to break new ground in the U.S. market.”

Mr. Hackett’s appointment follows the retirement announcement of Dave Casper, U.S. CEO, BMO Financial Group. Joining BMO with the bank’s acquisition of Harris Bank in 1984, Mr. Casper led BMO’s U.S. commercial banking business since 2010, BMO’s North American commercial banking business since 2015, and has served as U.S. CEO since 2018.

“Dave’s leadership has been instrumental to BMO’s growth, particularly in the United States, as we’ve supported the growth ambitions of our clients and contributed to a thriving economy throughout the communities we serve,” continued Mr. White. “Dave’s commitment to the home of BMO’s U.S. headquarters, the City of Chicago, is legendary. Under Dave’s leadership of BMO’s commercial banking businesses, BMO has progressed to become a top 5 commercial lender in North America, and Dave played a key role in our recent acquisition of Bank of the West.”

Following Mr. Casper’s retirement, the Board of Directors of BFC has appointed Mr. Casper to serve as Chair of the Board. In Summer 2023, Mr. Casper will succeed John Rau who has served with distinction as Chair of the Board since 2017 and as a member of the Board since 2008.

“We are grateful for the extraordinary guidance and leadership John has provided throughout his distinguished tenure on the board. He is an important part of our U.S. bank’s strong governance model and I look forward to Dave bringing his many years of experience to the role of Chair,” said Mr. White.

“It is an honor to serve as a member and as Chair of the BFC Board of Directors,” said John Rau, Chair of the Board of Directors of BFC. “The opportunity to work with, and alongside, such dedicated professionals on the board and among management is a true privilege. Dave’s skill set and leadership will be a great fit for the Chair,” concluded Mr. Rau.

Biographical notes for Mr. Hackett are available here: Darrel Hackett.

About BMO Financial Group

BMO Financial Group is the eighth largest bank in North America by assets, with total assets of $1.15 trillion as of January 31, 2023. Serving customers for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to 12 million customers across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future and more inclusive society.

Internet: www.bmo.com    Twitter: @BMOMedia

For further information: For News Media Inquiries: John Fenton, Head of Media Relations, Toronto, John.Fenton@bmo.com, (416) 867-3996